Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 10, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Allotment of Shares
On 9 June 2005 Gallaher Group Plc confirmed the allotment of 4,369 new 10p ordinary shares in the Company in respect of options that have been exercised under the Company's Savings Related Share Option Scheme. The shares were allotted at the following prices:

1,366 shares at £3.50
1,582 shares at £3.67
1,421 shares at £5.59

The total number of Gallaher Group Plc shares in issue now stands at: 655,413,278 shares.

Gallaher Group Plc have been advised that Barclays PLC and affiliated companies, are the non-beneficial holders of 3.18% of the issued share capital of Gallaher Group Plc, an increase from their previous holding, which was less than 3%.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: June 10, 2005	Title:	Head of Performance and Reward